Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-172554 and 333-172554-01

8.75% Synthetic Buy-Write Notes
Linked to the Common Stock of
Mosaic Company
Final Term Sheet
August 19, 2011

Issuer:	Citigroup Funding Inc.

Underlying Equity:	Mosaic Company (“MOS”)

Sole Manager:	Citigroup Global Markets Inc.

Offering:	8.75% Synthetic Buy-Write (the “Notes”).

Offering Size:	USD 13,250,019.22

Offering Price:	USD 66.58

Units Issued:	199,009

Trade Date:	August 19, 2011

Issue Date:	August 24, 2011

Valuation Date:	February 17, 2012

Maturity Date:	February 24, 2012

Payment Days:	New York

Coupon:	8.75% per annum payable quarterly (30/360 day count convention)

Coupon Payment Dates:

November 24, 2011; February 24, 2012.

Any coupon payment on the Notes required to be made on a date that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date.

Initial Equity Value:	USD 66.58

Final Equity Value:	The closing value of the Underlying Equity on the Valuation Date

Cap Price:	USD 80.22

Equity Ratio:	1.0 share of the Underlying Equity for each buy-write of USD 66.58 principal amount with any fractional shares to be paid in cash

Payment at Maturity:	For each note of USD 66.58:

(a) If the Final Equity Value is greater than the Cap Price, then a cash amount equal to the Cap Price (adjusted for applicable dilution adjustments).

(b) If the Final Equity Value is less than the Cap Price, then the cash equivalent of a number of shares equal to the Equity Ratio.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

8.75% Synthetic Buy-Write Notes Linked to the Common Stock of Mosaic Company Final Term Sheet August 19, 2011

Form and Denomination:	Registered Medium Term Notes in minimum denominations and minimum increments of USD 66.58.

Cusip / ISIN:	17317U667 / US17317U6670

Calculation Agent:	Citigroup Global Markets Inc.

Listing:	None

Settlement:	DTC

Notice:

The Notes represent obligation of Citigroup Funding Inc. only and do not represent an obligation of or interest in MOS or any of its affiliates. MOS has not authorized, sponsored or consented to the issuance of the Notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.